FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 10, 2006

Exhibit 99.1

The9 Reports Second Quarter 2006 Unaudited Financial Results

Shanghai, China – August 10, 2006. The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced its unaudited financial results for the quarter ended June 30, 2006.

Second Quarter 2006 Financial Highlights:

–	Net revenues for the second quarter of 2006 grew by 21% quarter-over-quarter and 363% year-over-year to RMB257.6 million (US$32.2 million).

–	Net revenues attributable to the operation of Blizzard Entertainment®’s World of Warcraft® (“WoW”), which include revenues from game playing time, merchandise and installation package sales, were RMB256.2 million (US$32.0 million) in the second quarter of 2006, an 22% increase from the previous quarter.

–	Net income for the second quarter of 2006 was RMB84.3 million (US$10.5 million), a 43% increase from RMB58.8 million (US$7.4 million) in the first quarter of 2006. Excluding RMB11.2 million (US$1.4 million) financial subsidy received from the local government in China in the second quarter of 2006, net income for the second quarter of 2006 increased by 24% sequentially from the first quarter of 2006.

–	EBITDA (non-GAAP) was RMB124.7 million (US$15.6 million) in the second quarter, compared with EBITDA (non-GAAP) of RMB99.6 million (US$12.5 million) in the first quarter of 2006, an increase of 25%.

–	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) were RMB3.42 (US$0.43) for the second quarter of 2006 compared with RMB2.42 (US$0.30) for the first quarter of 2006. Fully diluted EBITDA (non-GAAP) per share were RMB5.06 (US$0.63) for the second quarter of 2006 compared with RMB4.10 (US$0.51) for the first quarter of 2006.

Management Comments:

Commenting on the second quarter 2006 results, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited, said, “We are very pleased to report financial results for the second quarter 2006 with strong top line and bottom line growth. In the second quarter, Blizzard Entertainment®’s World of Warcraft® attained peak and average concurrent WoW users of approximately 630,000 and 330,000, respectively, in mainland China. As of June 30, 2006, over 5 million paid accounts have been activated*.

In addition to our already strong game pipeline consisting of Guild Wars®, Soul of the Ultimate Nation® and Granado Espada®, in May 2006, we successfully obtained the exclusive license to operate the Hellgate: London® game, an action role-playing game (“RPG”) in mainland China, which has further enhanced our game portfolio. While WoW continues to enjoy steady growth and with our game pipeline becoming even stronger, I believe The9 is well positioned to further capitalize on the growth of China’s online game market.”

Hannah Lee, Vice President and Chief Financial Officer, commented, “We’re encouraged to see Blizzard Entertainment®’s World of Warcraft® once again shows great revenue and earnings momentum in the second quarter of 2006. With the continuous growth of the concurrent user level in the second quarter, we plan to open the 7th server site for the WoW game in late third quarter this year. We are also on track to introduce additional high-caliber games to the Chinese online game players. Leveraging our strong game pipeline and brand strength, we will continue to prove our solid execution abilities to capture a larger market share in the dynamic online game business in China.”

Discussion of The9’s Unaudited Second Quarter 2006 Results

Revenues

For the second quarter of 2006, The9 reported total gross revenues of RMB271.3 million (US$33.9 million), a 21% increase from RMB223.5 million (US$28.0 million) in the first quarter of 2006. Total net revenues were RMB257.6 million (US$32.2 million), a 21% increase from RMB212.1 million (US$26.5 million) in the previous quarter.

Net revenues attributable to the operation of Blizzard Entertainment®’s World of Warcraft®, including game playing time, merchandise and installation package sales, were RMB256.2 million (US$32.0 million) in the second quarter of 2006, a 22% increase from the previous quarter. For the second quarter of 2006, revenues from game playing time accounted for 99.9% of total net revenues attributable to the operation of WoW.

For the second quarter of 2006, online game services gross revenues were RMB269.3 million (US$33.7 million), increased by 22% from RMB 220.8 (US$27.6 million) from the first quarter of 2006.

For the second quarter of 2006, gross revenues from game operating support, website solutions and advertisement, which principally relate to game operating services provided to certain affiliated companies, were RMB0.9 million (US$0.1 million), a 16% increase from RMB0.8 million (US$0.1 million) in the previous quarter. The increase in such revenues was mainly due to the slight increase of MU revenues.

(*)	Activated paid accounts represent the number of CD Keys that we sold to customers and have been activated by the customers to log-on to the World of Warcraft game in China.

Other gross revenues mainly included sales of Blizzard Entertainment®’s World of Warcraft® related merchandise and installation packages. For the second quarter of 2006, other gross revenues decreased to RMB1.1 million (US$0.1 million) from RMB1.9 million (US$0.2 million) in the first quarter of 2006.

Gross Profit

Gross profit for the first quarter of 2006 increased by 31% to RMB124.1 million (US$15.5 million) from RMB95.1 million (US$11.9 million) in the first quarter of 2006. Gross profit margin increased to 48% for the second quarter of 2006 from 45% in the previous quarter. This increase in gross profit margin was primarily a result of economies of scale of certain cost of services components, such as server depreciation, internet data center rentals and intangible assets amortization, whereby these costs did not increase proportionally compared to the increase of our net revenues.

Operating Expenses

For the second quarter of 2006, operating expenses increased by 41% to RMB54.1 million (US$6.8 million) from RMB38.3 million (US$4.8 million) in the first quarter of 2006. The increase was primarily attributable to increased sales and marketing expenses due to normalized marketing activities for WoW in the second quarter of 2006 and increased general and administrative expenses due to higher professional fees related to the Sarbanes-Oxley compliance.

Due to the adoption of SFAS 123(R), Share-Based Payment, effective from January 1, 2006, companies are required to measure compensation expense for all share-based payments, including employee stock options, at fair value. Share-based compensation expenses, which were allocated to related expense categories, amounted to RMB4.8 million (US$0.6 million) in the second quarter of 2006 compared to RMB4.5 million (US$0.6 million) in the prior quarter.

Profit from Operations

As a result of the aforementioned factors, for the second quarter of 2006, profit from operations increased by 23% to RMB70.0 million (US$8.8 million) from RMB56.8 million (US$7.1 million) in the first quarter of 2006.

Other Income (Expenses)

Other income for the second quarter of 2006 was RMB10.8 million (US$1.4 million) compared to other expenses of RMB0.5 million (US$0.06 million) in the first quarter of 2006. This was primarily because in the second quarter of 2006, we received a financial subsidy from the local government which amounted to RMB11.2 million (US$1.4 million), whereas no similar financial subsidy was received in the first quarter of 2006.

Equity in Profit of Affiliated Companies

For the second quarter of 2006, equity in profit from affiliated companies, net of taxes, amounted to RMB0.4 million (US$0.05 million), compared to equity in profit from affiliated companies of RMB1.1 million (US$0.1 million) for the first quarter of 2006. This decrease was mainly because the profit contributed from the joint venture that operates Blizzard Entertainment®’s World of Warcraft® in other regions of Greater China, of which we have a 30% equity interest, decreased compared to the previous quarter, and withholding income tax was accrued.

Net Income

For the second quarter of 2006, net income was RMB84.3 million (US$10.5 million), which included share-based compensation expenses of RMB4.8 million (US$0.6 million), increasing 43% from RMB58.8 million (US$7.4 million), which included share-based compensation expenses of RMB4.5 million (US$0.6 million) in the first quarter of 2006. This was a result of the cumulative effect of the foregoing factors. Fully diluted earnings per share and per ADS for the second quarter of 2006 was RMB3.42 (US$0.43), compared to RMB2.42 (US$0.30) in the first quarter of 2006.

EBITDA (non-GAAP) is defined as earnings or loss, respectively, before depreciation of fixed assets, impairment and amortization of intangibles and income tax expenses/benefits, as applicable. For the second quarter of 2006, EBITDA (non-GAAP) was RMB124.7 million (US$15.6 million), compared to EBITDA (non-GAAP) of RMB99.6 million (US$12.5 million) for the previous quarter.

For the second quarter of 2006, fully diluted EBITDA (non-GAAP) per share was RMB5.06 (US$0.63) compared with RMB4.10 (US$0.51) for the previous quarter.

As of June 30, 2006, the Company’s total cash and cash equivalents balance was RMB657.8 million (US$82.3 million), compared to the total cash and cash equivalents of RMB611.7 million (US$76.5 million) as at March 31, 2006. The increase was mainly due to the proceeds received from the sales of prepaid cards, offset in part by prepaid royalty payments to the licensor relating to Blizzard Entertainment®’s WoW’s China operations and the cash payments relating to the license fee of the Hellgate: London® game for which we obtained an exclusive license to operate in China in the second quarter of 2006.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006, which was RMB7.9943 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“US GAAP”), The9 uses the non-GAAP measure of EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

EBITDA (non-GAAP) is defined as earnings and loss, respectively, before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. The Company believes its EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the U.S. GAAP financial measure, which should be considered when evaluating our performance. EBITDA is not defined under U.S. GAAP, and our EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Recent Developments

In late July 2006, The9, through a subsidiary, made an equity investment in a joint venture. This joint venture has the exclusive rights to operate two top-rated massively multiplayer online role playing games (“MMORPG”), namely, Granado Espada® and Hellgate: London®, in eight Southeast Asia countries, and it aims to become the leading operator and distributor of online games in Southeast Asia through strategic alliances with other top online game operators in the region.

Conference Call / Webcast Information

The9’s management team will host a conference call on Wednesday, August 9, 2006 at 9:00 PM, U.S. Eastern Time, corresponding with Thursday, August 10, 2006 at 9:00 AM Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-614-3472, password “81178862.” In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-800-706-7745, password “81178862”. A replay of the call will be available through August 16, 2006. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “17583158”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “Q2 2006 The9 Ltd. Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of Blizzard Entertainment’s World of Warcraft®, MU® and Mystina Online®, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada®, Soul of The Ultimate Nation®, Guild Wars®, and Hellgate: London®. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West”, which entered all-access public open beta testing in August 2005, and is also working on the development of a casual game “Super Girl Online” and a fantasy MMORPG game “Fantasy Melody Online”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2006
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	55,257,690	220,780,344	269,297,417	33,686,178
Game operating support, website solutions and advertisement	1,111,081	755,100	877,805	109,804
Other revenues	2,119,558	1,929,118	1,118,881	139,960

	58,488,329	223,464,562	271,294,103	33,935,942
Sales Taxes	(2,791,864)	(11,317,419)	(13,678,907)	(1,711,083)

Net Revenues	55,696,465	212,147,143	257,615,196	32,224,859

Cost of Services	(25,571,664)	(117,045,133)	(133,494,332)	(16,698,689)

Gross Profit	30,124,801	95,102,010	124,120,864	15,526,170

Operating Expenses:
Product development	(21,594,703)	(8,906,763)	(8,949,190)	(1,119,446)
Sales and marketing	(20,839,936)	(11,026,504)	(18,866,530)	(2,359,998)
General and administrative	(13,693,916)	(18,337,604)	(26,331,381)	(3,293,769)

Total operating expenses:	(56,128,555)	(38,270,871)	(54,147,101)	(6,773,213)

Profit (Loss) from operations	(26,003,754)	56,831,139	69,973,763	8,752,957
Interest income, net	3,781,730	1,208,529	2,424,839	303,321
Other income (expenses), net	5,219,079	(498,355)	10,826,408	1,354,266

Income before income tax benefit (expense), minority interest and equity in profit (loss) of affiliated companies	(17,002,945)	57,541,313	83,225,010	10,410,544
Income tax benefit (expense)	(3,577,497)	188,891	670,935	83,927
Minority interests	1,576,699	—	—	—

Income before equity in profit (loss) of affiliated companies	(19,003,743)	57,730,204	83,895,945	10,494,471
Equity in profit (loss) of affiliated companies, net of taxes	(4,011,145)	1,077,589	370,749	46,377

Net Income (loss)	(23,014,888)	58,807,793	84,266,694	10,540,848

Other comprehensive income (loss): Translation adjustments	8,679	37	(59,383)	(7,428)

Comprehensive Income (loss)	(23,006,209)	58,807,830	84,207,311	10,533,420

Earnings per share
- Basic	(0.95)	2.42	3.44	0.43

- Diluted	(0.95)	2.42	3.42	0.43

Weighted average shares outstanding
- Basic	24,186,250	24,252,920	24,495,701	24,495,701

- Diluted	24,186,250	24,301,835	24,640,329	24,640,329

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2005	June 30, 2006	June 30, 2006
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	488,244,667	657,777,151	82,280,769
Accounts receivable	10,593,866	4,313,019	539,512
Due from related parties	12,395,125	13,046,881	1,632,023
Advances to suppliers	4,289,443	10,869,284	1,359,629
Deferred costs	24,075,214	31,416,786	3,929,898
Prepayments and other current assets	28,395,864	27,840,246	3,482,513
Prepaid royalties	42,995,946	34,356,931	4,297,678

Total current assets	610,990,125	779,620,298	97,522,022

Investments in affiliated companies	46,835,993	48,284,332	6,039,845
Property, equipment and software	231,436,683	205,927,773	25,759,325
Goodwill	30,199,751	30,199,751	3,777,660
Intangible assets	289,035,226	288,962,210	36,146,030
Long-term deposits	3,132,338	3,132,338	391,821
Deferred tax assets, non-current	2,104,464	3,581,186	447,967

Total Assets	1,213,734,580	1,359,707,888	170,084,670

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	15,948,674	11,112,847	1,390,096
Due to related parties	3,181,004	4,106,731	513,707
Other taxes payable	8,123,356	4,982,104	623,207
Advances from customers	61,651,267	71,533,794	8,948,100
Deferred revenue	76,514,940	102,585,414	12,832,320
Other payables and accruals	26,793,070	32,424,612	4,055,965
Acquisition related liability	79,537,653	—	—

Total current liabilities	271,749,964	226,745,502	28,363,395

Minority interests	—	—	—
Commitments and contingencies	—	—	—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,214,130 shares issued and outstanding as of December 31 2005, 24,497,093 issued and outstanding as of June 30 2006)	2,004,033	2,026,718	253,520
Additional paid-in capital	860,068,478	908,008,422	113,581,980
Statutory reserves	54,172	20,745,422	2,595,027
Accumulated other comprehensive income	59,346	—	—
Retained earnings	79,798,587	202,181,824	25,290,748

Total shareholders’ equity	941,984,616	1,132,962,386	141,721,275

Total liabilities and shareholders’ equity	1,213,734,580	1,359,707,888	170,084,670

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2006
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income (loss)	(23,014,888)	58,807,793	84,266,694	10,540,848
Depreciation of fixed assets	9,415,392	18,030,884	17,947,284	2,245,010
Amortization of intangibles	931,769	22,942,091	23,152,240	2,896,093
Income tax expense (benefit)	3,577,497	(188,891)	(670,935)	(83,927)

EBITDA (Non-GAAP)	(9,090,230)	99,591,877	124,695,283	15,598,024

GAAP earnings per share
- Basic	(0.95)	2.42	3.44	0.43

- Diluted	(0.95)	2.42	3.42	0.43

Non-GAAP EBITDA per share
- Basic	(0.38)	4.11	5.09	0.64

- Diluted	(0.38)	4.10	5.06	0.63

Weighted average shares outstanding
- Basic	24,186,250	24,252,920	24,495,701	24,495,701

- Diluted	24,186,250	24,301,835	24,640,329	24,640,329